EXHIBIT 4

              SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On November 15, 2003, the Company took the following action by consent of the Shareholders.

     1. To approve an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of Common Stock of the Company from 90,000,000 to 750,000,000;
     2.   To effect a 76:1 reverse split of the Company's Common Stock, and
     3.   To change the name of the Company to ProCoreGroup, Inc.
     4. To change the trading symbol to PCGI or other possible trading symbol designated by OTCBB.

A majority of the Shareholders voted in favor of Resolution 1, 2, 3, and 4 as follows:

                            FOR         AGAINST       ABSTAIN
Resolution Number 1     493,400,000        0        8,955,7 22
Resolution Number 2     493,400,000        0        8,955,7 22
Resolution Number 3     493,400,000        0        8,955,7 22
Resolution Number 4     493,400,000        0        8,955,7 22


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